Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 5 DATED DECEMBER 12, 2023
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2022

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2022, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2022, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

As previously disclosed, on September 28, 2023, the Company acquired a 77,248 square foot office building (“Midtown III”) along with an obligation to fund 60% of expenses for an adjacent garage located in Carmel, Indiana, that is available for use by the tenants of Midtown III as well as a multifamily complex nearby, for a purchase price of $17.8 million, excluding closing costs. Midtown III is located near our Allied Property. See the Current Report on Form 1-U filed by the Company on September 29, 2023 describing the acquisition.

The purpose of this supplement is to disclose the financial statements, pro forma financial information and the consent of UHY LLP in connection with the acquisition of Midtown III.

(a)	Financial Statements of Business Acquired

The Statement of Revenue and Direct Costs of Revenues, in accordance with Rule 3-14 of Regulation S-X, of Midtown III for the period from January 1, 2023 through June 30, 2023 (unaudited) and for the year ended December 31, 2022.

(b)	Pro Forma Financial Information

Pro Forma Condensed Combined Balance Sheet as of June 30, 2023 (unaudited), and the Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2023 (unaudited) and for the year ended December 31, 2022 (unaudited).

Exhibits

11.1 Consent of UHY LLP

INDEPENDENT AUDITOR'S REPORT

To the Owner

Midtown III

Opinion

We have audited the accompanying Statement of Revenue and Direct Costs of Revenues of Midtown III (the “Property”) for the year ended December 31, 2022, and the related notes (the “Historical Summary”).

In our opinion, the accompanying Historical Summary presents fairly, in all material respects, the revenues and direct costs of revenues of the Property for the year ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit of the Historical Summary in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section or our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

We draw attention to Note 2 to the Historical Summary, which describes that the accompanying Historical Summary was prepared for the purposes of complying with certain rules and regulations of the Securities and Exchange Commission (for inclusion in the Current Report on Form 1-U of 1st stREIT, Inc.) and is not intended to be a complete presentation of the Property’s revenues and direct expenses. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Historical Summary that are free from material misstatement, whether due to fraud or error.

In preparing the Historical Summary, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Property’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the Historical Summary as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the Historical Summary, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the Historical Summary.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the Historical Summary.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Property’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

St. Louis, Missouri

December 12, 2023

Midtown III

Statement of Revenue and Direct Costs of Revenues

	For the period from January 1, 2023 through June 30, 2023 (unaudited)	For the year ended December 31, 2022
Revenue	$1,372,748	$2,436,517

Certain operating expenses
Management fees	46,507	62 ,722
Utilities	107,701	227,871
Maintenance and repairs	131,313	267,656
Real estate taxes	155,665	312,374
Insurance	24,861	13,401
Total expenses	466,047	884,024

Excess of revenue and direct costs of revenues	906,701	1,552,493

The accompanying notes are an integral part of these statements.

NOTE 1 – HISTORY AND BUSINESS ACTIVITY

In September 2023, 1st stREIT Office Inc. acquired the Midtown III property, a commercial office building located at 571 Monon Blvd, Carmel, IN 46032 (the “Property”) for $17,850,000.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of revenue and direct costs of revenues (the “Historical Summary”) includes the operations of the Property and has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the Historical Summary is not representative of the actual operations for the periods presented as revenues, and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Property, have been excluded. Such items include asset management fees, depreciation, amortization, interest expense, interest income, and amortization of above- and below-market leases.

Use of Estimates

The preparation of the Historical Summary requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may vary from those estimates.

Revenue

Revenue consists of rental revenue which is earned under the terms of operating leases (net of any incentives given to the lessees) and is recognized on a straight-line basis over the contractual length of the agreement. The agreements with tenants contain both lease and non-lease components. The Company applies the practical expedient to combine the lease and nonlease components into a single accounting unit. The non-lease component of the agreements provide for recovery of common maintenance area costs.

Revenue recognition commences when a tenant has the right to use the property under each tenant lease. Payments in advance of scheduled due dates are deferred and reflected as a liability in the balance sheet.

Unaudited Interim Information

The Historical Summary for the period from January 1, 2023 through June 30, 2023 is unaudited. In the opinion of management, all adjustments necessary for the fair presentation of the Historical Statement (in accordance with the Basis of Presentation as described in Note 2) have been included. The results of operations for the period are not necessarily indicative of the Property’s future results of operations.

NOTE 3 - LEASES

The Property is leased to tenants for various lengths that expire through 2034. The leases also provide renewal options with various terms. Approximately 77% of rental revenue was derived from two tenants during the year ended December 31, 2022 and for the period from January 1, 2023 through June 30, 2023 (unaudited).

Revenues for the respective periods consisted of the following:

	For the period from January 1, 2023 through June 30, 2023 (unaudited)	For the year ended December 31, 2022
Lease revenue	$1,194,786	$2,142,227
Other	177,962	294,290
	$1,372,748	$2,436,517

Other revenue consists of charges for utilities, insurance, real estate taxes and service charges, as set forth in the tenant operating leases. There were no contingent rents recognized as income for the year ended December 31, 2022 and for the period from January 1, 2023 through June 30, 2023 (unaudited).

Future minimum rentals to be received under noncancelable lease agreements are as follows:

Year Ending December 31:
2023	$2,177,508
2024	2,272,049
2025	2,320,567
2026	2,179,780
2027	2,187,906
Thereafter	7,328,160
$18,465,970

The weighted average remaining lease term of the leases is 7.2 years as of December 31, 2022 and 7.1 years as of June 30, 2023.

NOTE 4 – SUBSEQUENT EVENTS

Subsequent events and transactions were evaluated through December 12, 2023, the date on which the Historical Summary was issued. There were no reportable subsequent events or transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to assist in the analysis of the financial aspects of the acquisition as described below. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet of 1st stREIT Office Inc. at June 30, 2023 and the unaudited pro forma condensed combined statement of operations of 1st stREIT Office Inc. for the periods ended June 30, 2023 and December 31, 2022 present the combination of financial information of 1st stREIT Office Inc. and Midtown III after giving effect to the acquisition and related adjustments described in the accompanying notes (the “Pro Forma Adjustments”). See the accompanying notes to the unaudited condensed combined pro forma financial information for a discussion of assumptions made.

The unaudited pro forma condensed combined statement of operations for the periods ended June 30, 2023 and December 31, 2022 give pro forma effect to the Pro Forma Transactions as if they occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet at June 30, 2023 gives pro forma effect to the Pro Forma Adjustments as if they were completed on June 30, 2023.

The unaudited pro forma condensed combined financial information has been prepared by 1st stREIT Office Inc. management for illustrative purposes only. The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the financial position or results of operations in future periods or the results that actually would have been realized had 1st stREIT Office Inc. and Midtown III been a combined company during the specified periods. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected here due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Pro Forma Adjustments as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	1st stREIT Office Inc.’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and the related notes filed with the SEC in the 1-K dated April 18, 2023;

•	1st stREIT Office Inc.’s unaudited interim consolidated financial statements as of and for the six months ended June 30, 2023 and the related notes filed with the SEC in the 1-SA dated September 15, 2023;

•	Midtown III’s audited Historical Summary as of and for the year ended December 31, 2022 and related notes, included elsewhere in this filing;

•	Midtown III’s unaudited Historical Summary for the period January 1, 2023 through June 30, 2023, included elsewhere in this filing.

Description of the Transaction

On September 6, 2023, 1st stREIT Office Inc. (the “1st stREIT”) entered into a purchase and sale agreement with DIF Midtown III, LLC, (“DIF Midtown”) to acquire a 77,248 square foot office building (“Midtown III”) that includes an obligation to fund 60% of expenses for an adjacent garage located in Carmel, IN, which is available for use by the tenants of Midtown III as well as a multifamily complex nearby, for a purchase price of $18.0 million. On September 15, 2023, the First Amendment to the purchase and sale agreement was executed that modified the purchase price to $17.8 million. The acquisition was completed on September 28, 2023. Jeffrey Karsh, the CEO of 1st stREIT, contributed $17,754,444 of capital to the Operating Partnership in exchange for 2,532,731 OP Units at the then current offering price of $7.01 per Unit.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2023

	1st stREIT Office Inc. (Historical)	DIF Midtown III LLC (Historical)	Pro Forma Adjustments (Note 4)		Pro Forma Combined
Assets
Real estate, net	$45,212,890	$15,586,009	$4,226,007	(A)	$65,024,906
Cash and cash equivalents	3,051,704	342,028	(342,021)	(B)	3,051,711
Restricted cash	1,698,543	192,857	(192,857)	(C)	1,698,543
Rents and other receivables, net	4,357,965	95,656	(95,656)	(D)	4,357,965
Other assets, net	19,836	581,795	(514,127)	(E)	87,504
Total assets	$54,340,938	$16,798,345	$3,081,347		$74,220,629

Liabilities and stockholders' equity
Liabilities:
Secured notes payable, net	$39,415,873	$11,944,529	$(11,944,529)	(F)	$39,415,873
Accounts payable, accrued and other liabilities	2,931,068	108,420	43,319	(G)	3,082,807
Unearned tenant rents	408,625	15,763	2,973	(H)	427,361
Security and investor deposits	412,759	97,618	-		510,377
Below-market leases, net	1,619,725	-	1,857,155	(I)	3,476,880
Due to affiliate	139,457	-	-		139,457
Total liabilities	44,927,507	12,166,330	(10,041,082)		47,052,755

Stockholders' equity:
Common stock, $0.01 par value, 900,000,000 shares authorized, 1,894,972 shares issued and outstanding as of June 30, 2023	18,950	-	-		18,950
Additional paid-in capital	18,844,807	5,912,099	(5,912,099)	(J)	18,844,807
Cumulative distributions and net loss	(15,110,586)	(1,280,083)	1,290,083	(K)	(15,110,586)
Noncontrolling interests	5,660,260	-	17,754,444	(L)	23,414,704
Total stockholders' equity	9,413,431	4,632,015	13,122,428		27,167,874
Total liabilities and stockholders' equity	$54,340,938	$16,798,345	$3,081,346		$74,220,629

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2023

	1st stREIT Office Inc. (Historical)	DIF Midtown III LLC (Historical)	Pro Forma Adjustments (Note 4)		Pro Forma Combined
Revenues	$5,516,844	$1,373,948	$(1,200)	(M)	$6,889,592
Expenses
Operations and maintenance	1,246,345	239,014	-		1,485,359
Real estate taxes and insurance	876,930	180,526	-		1,057,456
Property management fees	143,240	46,507	(24,922)	(N)	164,825
General and administrative	403,103	13,371	(13,371)	(O)	403,103
Asset management fees to affiliate	312,417	-	-		312,417
Depreciation and amortization	1,927,191	583,669	(248,051)	(P)	2,262,809
Interest expense, net	929,275	235,409	(235,409)	(Q)	929,275
Total expenses	5,838,501	1,298,496	(521,753)		6,615,244

Net (loss) income	(321,657)	75,452	520,553		274,348

Plus loss (less income) attributable to noncontrolling interests	119,365	-	(439,557)	(R)	(320,192)

Net (loss) income attributable to 1st stREIT Office Inc.	$(202,292)	$75,452	$80,996		$(45,844)

Basic and diluted loss per share of Common Stock	$(0.11)	-	-		$(0.02)

Weighted average shares of common stock outstanding – basic and diluted	1,906,638	-	-		1,906,638

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2022

	1st stREIT Office Inc. (Historical)	DIF Midtown III LLC (Historical)	Pro Forma Adjustments (Note 4)		Pro Forma Combined
Revenues	$10,773,247	$2,437,061	$(544)	(S)	$13,209,764
Expenses
Operations and maintenance	2,610,991	579,612	(84,085)	(T)	3,106,518
Real estate taxes and insurance	1,714,333	325,775	-		2,040,108
Property management fees	288,756	62,722	(21,711)	(U)	329,767
General and administrative	823,250	12,644	(12,644)	(V)	823,250
Asset management fees to affiliate	806,910	30,527	223,927	(W)	1,061,364
Depreciation and amortization	3,875,858	1,178,057	(506,821)	(Z)	4,547,094
Interest expense, net	1,887,983	525,823	(525,823)	(Y)	1,887,983
Total expenses	12,008,081	2,715,160	(927,157)		13,796,084

Net loss	(1,234,834)	(278,099)	926,613		(586,320)

(Less income) plus loss attributable to noncontrolling interests	(946,296)	-	2,169,503	(Z)	1,223,207

Net (loss) income attributable to 1st stREIT Office Inc.	$(2,181,130)	$(278,099)	$3,096,116		$636,887

Basic and diluted loss per share of Common Stock	$(1.26)	-	-		$0.37

Weighted average shares of common stock outstanding – basic and diluted	1,734,629	-	-		1,734,629

Note 1 – Basis of Presentation

The acquisition will be accounted for as an asset acquisition in accordance with Financial Standards Board’s Accounting Standards Codification Topic, Business Combinations (“ASC 805”). Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the consolidated financial statements of 1st stREIT Office Inc. (“1st stREIT”) with the estimated consideration and preliminary purchase price allocated to assets acquired and liabilities assumed.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined balance sheet at June 30, 2023 assumes the acquisition occurred on June 30, 2023. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 give pro forma effect to the acquisition as if it had been completed as of January 1, 2022.

The unaudited pro forma condensed combined balance sheet at June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

•	1st stREIT’s unaudited consolidated balance sheet as of June 30, 2023, and the related notes for the six months ended June 30, 2023, filed with the SEC in the 1-SA dated September 15, 2023; and

•	Midtown III’s unaudited balance sheet as of June 30, 2023.

The unaudited pro forma condensed combined statement of operations for the period ended June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

•	1st stREIT’s unaudited consolidated statement of operations for the six months ended June 30, 2023, and the related notes filed with the SEC in the 1-SA dated September 15, 2023; and

•	DIF Midtown’s unaudited statement of operations for the six months ended June 30, 2023.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

•	1st stREIT’s audited consolidated statement of operations for the year ended December 31, 2022 and the related notes filed with the SEC in the 1-K dated April 18, 2023; and

•	DIF Midtown’s audited statement of revenue and direct costs of revenues for the year ended December 31, 2022 and the related notes included elsewhere within this filing.

Note 2 – Accounting Policies

Based on an initial analysis, management did not identify any differences between the two entities’ accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 – Asset Acquisition

On September 28, 2023, 1st stREIT acquired a 77,248 square foot office building located in Carmel, IN for a purchase price of $17.8 million. The acquisition includes an obligation to fund 60% of expenses for an adjacent garage, which is available for use by the tenants of Midtown III as well as a multifamily complex nearby. Jeffrey Karsh, the CEO of 1st stREIT, contributed $17,754,444 of capital to the Operating Partnership in exchange for 2,532,731 non-controlling OP Units at the then current offering price of $7.01 per Unit.

Estimated consideration and preliminary purchase price allocation

1st stREIT has performed a preliminary valuation analysis of the fair market value of the assets acquired and liabilities assumed. Using the total consideration for the acquisition, 1st stREIT has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the transactions closing date, September 28, 2023:

Land	$2,458,786
Buildings and improvements	15,015,819
Tenant origination and absorption costs	2,337,412
Other assets, net	67,668
Accounts payable, accrued and other liabilities	(151,739)
Unearned tenant rents	(18,736)
Security and investor deposits	(97,618)
Below-market leases	(1,857,155)
Total estimated consideration	$17,754,437

This preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when 1st stREIT has completed the detailed valuations and necessary calculations as described in more detail in the explanatory notes below. The final allocation is expected to be completed when 1st stREIT files its report on Form 1-K for the year ended December 31, 2023 and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include (1) changes in the fair values of real estate, net; (2) changes in allocation of intangible assets, such as in-place leases; and (3) other changes to assets and liabilities.

Note 4 – Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price for the DIF Midtown acquisition, to adjust amounts related to DIF Midtown’s tangible and intangible net assets to the preliminary estimate of their fair value, to reflect the amortization expense related to the estimated amortizable intangible assets and to reflect depreciation related to fair value adjustments to tangible assets. The following describes the pro forma adjustments included in the unaudited pro forma financial statements presented herein, as of June 30, 2023 and for the year ended December 31, 2022.

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

(A)	Eliminates the DIF Midtown historical basis and records the estimated purchase price of assets acquired:

DIF Midtown historical basis	$(15,586,009)
Assets acquired	19,812,016
Real estate, net	$4,226,007

(B)	Eliminates DIF Midtown cash and cash equivalents that were not acquired, records the capital contribution from Jeffrey Karsh to the Operating Partnership in exchange for 2,532,731 of non-controlling OP Units at a price of $7.01, and reflects the acquisition price of Midtown III.

DIF Midtown cash and cash equivalents	$(342,028)
Jeffrey Karsh contribution	17,754,444
Acquisition of Midtown III	(17,754,437)
Cash and cash equivalents	$(342,021)

(C)	Eliminates DIF Midtown restricted cash that was not acquired.

(D)	Eliminates DIF Midtown rents and other receivables, net that were not acquired.

(E)	Eliminates DIF Midtown other assets, net and the payment of property taxes as part of the acquisition.

DIF Midtown other assets, net	(581,795)
Prepaid property taxes	67,668
Other assets, net	$(514,127)

(F)	Eliminates DIF Midtown debt financing and related unamortized loan fees.

(G)	Eliminates DIF Midtown accounts payable and records acquisition costs.

DIF Midtown payables	$(108,420)
Acquisition costs	151,739
Accounts payable, accrued and other liabiltiles	$43,319

(H)	Eliminates DIF Midtown unearned tenant rents and records unearned tenant rents incurred as part of the asset acquisition.

DIF Midtown unearned tenant rents	(15,763)
Unearned tenant rents at acquisition	18,736
Unearned tenant rents	$2,973

(I)	Records the estimated allocation of the purchase price to below market leases.

(J)	Eliminates DIF Midtown’s historical equity basis.

(K)	Eliminates DIF Midtown cumulative distributions and net loss.

(L)	Records the capital contribution from Jeffrey Karsh for the asset acquisition of DIF Midtown III.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2023

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations as of June 30, 2023 are as follows:

(M)	Eliminates non-recurring revenue attributable to DIF Midtown.

(N)	Eliminates DIF Midtown property management fees and records property management fees based on the contract with the new property manager hired by 1st stREIT

DIF Midtown property management fees	$(46,507)
1st stREIT property management fees	21,585
Property management fees	$(24,922)

(O)	Eliminates general and administrative expenses attributable to DIF Midtown.

(P)	Eliminates depreciation and amortization attributable to DIF Midtown and reflects depreciation and amortization expense based on the estimated purchase price allocation.

DIF Midtown depreciation and amortization	$(583,669)
Depreciation and amortization based on estimated purchase price allocation	335,618
Depreciation and amortization	$(248,051)

(Q)	Eliminates interest expense and loan fee amortization related to DIF Midtown.

(R)	Eliminates 1st stREIT loss attributable to noncontrolling interests and records income attributable to noncontrolling interests.

Eliminate loss attributable to noncontrolling interests	$(119,365)
Record income attributable to noncontrolling interests	(320,192)
Noncontrolling interests	$(439,557)

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2022

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations as of December 31, 2022 are as follows:

(S)	Eliminates non-recurring revenue attributable to DIF Midtown.

(T)	Eliminates DIF Midtown advertising and rental expenses.

(U)	Eliminates DIF Midtown property management fees and records property management fees based on the contract with the new property manager hired by 1st stREIT.

DIF Midtown property management fees	$(62,722)
1st stREIT property management fees	41,011
Property management fees	$(21,711)

(V)	Eliminates general and administrative expenses attributable to DIF Midtown.

(W)	Eliminates asset management fees attributable to DIF Midtown and records asset management fees based on the support agreement between SW Manager, LLC and 1st stREIT for the period from January 1, 2022 to June 30, 2022.

DIF Midtown asset management fees	$(30,527)
1st stREIT asset management fees	254,454
Asset management fees	$223,927

(X)	Eliminates depreciation and amortization attributable to DIF Midtown and reflects depreciation and amortization expense based on the estimated purchase price allocation.

DIF Midtown depreciation and amortization	$(1,178,057)
Depreciation and amortization based on estimated purchase price allocation	671,236
Depreciation and amortization	$(506,821)

(Y)	Eliminates interest expense and loan fee amortization related to DIF Midtown.

(Z)	Eliminates 1st stREIT income attributable to noncontrolling interests and records loss attributable to noncontrolling interests.

Eliminate income attributable to noncontrolling interests	$946,296
Record loss attributable to noncontrolling interests	1,223,207
Noncontrolling interests	$2,169,503

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated September 13, 2017, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: December 12, 2023